Filing under Rule 425 under the U.S. Securities Act of 1933
Filer: Fiat Investments N.V.
Subject Company: Fiat Investments N.V.
Fiat Investments N.V.’s Exchange Act File No.: 333-197229

PRESS RELEASE

Update from Fiat on Cash Exit Rights

Fiat S.p.A. (“Fiat”) is providing the following update in connection with the proposed cross-border merger to create Fiat Chrysler Automobiles N.V. (“FCA”), which was approved at the extraordinary meeting of shareholders  (“EGM”) held on August 1, 2014 (the “Merger”).

Fiat is nearing completion of the process of determining the number of shares for which cash exit rights have been validly exercised by Fiat shareholders and is preparing for the mandatory offer of such shares to existing Fiat shareholders at the Exit Price.1  As previously disclosed, in order to exercise cash exit rights, eligible shareholders must have sent written notice to Fiat by registered mail no later than August 20, 2014, indicating the number of Fiat shares for which cash exit rights were being exercised and naming the intermediary with which the shares were deposited.  The intermediary was also required to certify that the shareholder held the shares prior to the EGM and continued to do so through the date of such certification, by sending a certified email to the company no later than August 22, 2014. As a condition precedent, the total amount payable to shareholders exercising cash exit rights and to creditors exercising opposition rights in respect of the Merger may not exceed a €500 million cap.

Fiat is in the process of completing the matching of notices received with the required certifications from intermediaries. Fiat expects to complete this process and publicly announce the number of shares for which cash exit rights have been validly exercised no later than Thursday September 4, 2014. Based on the notices and confirmations received, Fiat has determined that the €500 million cap has not been exceeded.  Fiat has determined that even if all remaining unmatched notices and unmatched confirmations were to be matched, the maximum number of shares for which cash exit rights have been validly exercised will yield an aggregate exposure that is below the cap.

The period for any creditor oppositions to be submitted will expire on October 4, 2014 (60 days from the date on which the resolutions adopted at the EGM were filed). Fiat believes that any risk of prejudice to creditors is unfounded, and therefore does not expect the creditors’ opposition process will prevent the timely closing of the Merger on or about the middle of October, 2014.

“I am delighted with these results” said John Elkann, Chairman of Fiat. “We are now looking forward to the completion of this project which has been on the drawing board since the acquisition of all of the equity interest in Chrysler Group LLC.  The listing on the NYSE (New York Stock Exchange) will give proper relevance to the importance of the Group’s activities in the US market and make our financing activities more efficient.”

Sergio Marchionne, CEO of Fiat and Chrysler, added.  “The recent vagaries of the equity markets and the performance of Fiat Shares in the last 30 days have added a level of complexity in this process which was unexpected and in my view, unwarranted. I am reassured

1 Cash exit rights are exercisable as a result of the Merger because (1) Fiat’s registered office is to be transferred outside Italy; (2) Fiat’s shares will be delisted (to be substituted by those of FCA, which will be listed on the NYSE and the Mercato Telematico Azionario) and (3) FCA is organized and managed under the laws of a country other than Italy (i.e., the Netherlands).  A Fiat shareholder that properly exercises cash exit rights is entitled to receive an amount in cash equal to €7.727 per share (the “Exit Price”), subject to the conditions precedent to, and completion of, the Merger.

Fiat S.p.A.
Via Nizza 250, 10126 Turin, ITALY
Tel. + 39 011 066 3088, Fax +39 011 006 2459
mediarelation@fiatspa.com
www.fiatspa.com

PRESS RELEASE

by the fact that the vast majority of our equity holders have remained loyal and committed shareholders.  Their belief in and support of the strategic plan we laid out for the next 5 years is of crucial importance as we embark on the execution phase which will dramatically improve the market positioning of our Group and our Brands.”

Payment for the shares for which cash exit rights have been validly exercised will proceed in accordance with the Italian Civil Code which requires that these shares first be offered on a preemptive basis to existing Fiat shareholders at the Exit Price.  Thereafter, any shares not purchased by Fiat shareholders may, in Fiat’s discretion, be offered to the public at the Exit Price.  Any such offer will be filed with the Turin Companies Register and announced in accordance with applicable law. Any shares remaining unpurchased 180 days after the date on which the cash exit right was exercised will, subject to the consummation of the Merger, be purchased by FCA at the Exit Price and cancelled.  Any payment to shareholders exercising cash exit rights is conditional upon completion of the Merger and is expected to be made following the closing of the Merger and after completion of the preemptive offer and any public offer of the Shares at a date to be determined by FCA in accordance with applicable law, which will be no later than the 180th day just mentioned.

Turin, 29 August 2014

PRESS RELEASE

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to the proposed transaction contemplated herein was made through a prospectus which is part of a registration statement which was declared effective by the US Securities and Exchange Commission (“SEC”) on July 8, 2014. Fiat shareholders who are US persons or are located in the United States are advised to read the registration statement because it contains important information relating to the proposed transaction. You may inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Fiat Investments’ SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Investments will make the prospectus available for free to shareholders of Fiat in the United States.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.